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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 11)
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ALLIED GROUP, INC.
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE GROUP ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019220102
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

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         This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on May 19, 1998 (as amended, the "Schedule 14D-1") with the Securities and Exchange Commission by Nationwide Group Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company ("Parent"), an Ohio mutual insurance company, to purchase all outstanding shares of common stock, no par value (the "Common Shares"), of Allied Group, Inc., an Iowa corporation, at a price of $48.25 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated June 10, 1998 (the "Supplement") and the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)     (42)     Seventh set of "Nationwide answers your questions."

         (a)     (43)     Eighth set of "Nationwide answers your questions."

         (a)     (44)     Special Edition for Part-time Employees Nationwide
                          Benefit Questions.

         (a)     (45)     Ninth set of "Nationwide answers your questions."

         (a)     (46)     Tenth set of "Nationwide answers your questions."

         (a)     (47)     Eleventh set of "Nationwide answers your questions."

         (a)     (48)     Twelfth set of "Nationwide answers your questions."

         (a)     (49)     Text of Mailgram sent by Nationwide Mutual Insurance
                          Company on or about September 25, 1998.
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                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY


                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond
                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE GROUP ACQUISITION CORPORATION


                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel






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                                  EXHIBIT INDEX

(a)(42)            Seventh set of "Nationwide answers your questions."

(a)(43)            Eighth set of "Nationwide answers your questions."

(a)(44)            Special Edition for Part-time Employees Nationwide Benefit
                   Questions.

(a)(45)            Ninth set of "Nationwide answers your questions."

(a)(46)            Tenth set of "Nationwide answers your questions."

(a)(47)            Eleventh set of "Nationwide answers your questions."

(a)(48)            Twelfth set of "Nationwide answers your questions."

(a)(49) Text of Mailgram sent by Nationwide Mutual Insurance Company on or about September 25, 1998.